August 14, 2015

VIA EDGAR
Pradip Bhaumik,
Special Counsel
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

RE:	SunEdison Semiconductor Limited Form 10-K for the fiscal year ended December 31, 2014 Comment letter dated August 13, 2015

Dear Mr. Bhaumik:
We are in receipt of the comment letter from your office referenced above. We are writing to request an extension of time to respond to the comment letter. Specifically, we request an additional ten business days from the date by which the comment letter requested our response. We believe we need the additional time to gather the information necessary to reply to the comments.
Thank you for your consideration.

Sincerely,

/s/ Sally H. Townsley

Sally H. Townsley
Senior Vice President and General Counsel